ChevronTexaco Corporation
Policy, Government and Public Affairs
P.O. Box 6078
San Ramon, CA 94583-0778
www.chevrontexaco.com

Filed by ChevronTexaco Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Unocal Corporation
Commission File No.: 1-8483

FOR IMMEDIATE RELEASE

ChevronTexaco Celebrates 2004 as ‘A Year of Great Accomplishment’

Senior executives outline operations and safety highlights from the strongest year in the company’s 125-year history

     SAN RAMON, Calif., April 27, 2005 – ChevronTexaco Corporation Chairman and CEO David O’Reilly today told stockholders at the company’s 2005 annual meeting that 2004 was a year of great accomplishment and that the execution of sound corporate strategies was driving the company in the right direction.

     “We have the right strategies, the right people, a strong queue of projects and great momentum,” O’Reilly said.

     O’Reilly said that the recently announced Unocal Corporation acquisition will provide immediate and long-term value for stockholders, increasing proved oil-equivalent reserves about 15 percent to approximately 13 billion barrels and boosting expected net oil-equivalent production to about 3 million barrels per day in 2006.

     “This is a rare opportunity to acquire a unique independent with supermajor assets that complement our strategies and core assets,” O’Reilly said. “We are building on tremendous financial strength, a strong asset base, our world-class people, and our commitment to a successful long-term strategic direction and partnerships around the world.”

     Peter Robertson, vice chairman of the board, told stockholders that 2004 was both financially and operationally the strongest year in the company’s 125-year history.

     Referring to record net income of $13.3 billion for the year and a return on capital employed of nearly 26 percent, Robertson pointed to strong commodity prices and sound operating practices as leading factors in this outstanding performance.

     “Clearly, we benefited from high oil and natural gas prices, as well as from improved refining margins,” Robertson said. “But we also benefited from our strong operating performance, and we ran our base business well.”

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     Robertson said that during the year ChevronTexaco reduced its debt by $1.3 billion, leaving the company with a total debt to total debt-plus-equity ratio of about 20 percent by year-end; launched a $5 billion stock buyback program; increased its annual dividend payment for the 17th consecutive year; and set a capital and exploratory budget for 2005 of $10 billion, an increase of 20 percent over 2004 spending. The company also met its five-year target to be No. 1 among its largest peers in total stockholder return, Robertson said. “For the period 2000 through 2004, we tied for No. 1 and we’ve greatly outperformed the broad market indicator of the S&P 500.”

     Robertson added that 2004 was also a record year for the company’s safety performance. “I am proud to tell you that 2004 was our safest year ever,” he said. “We had a 14 percent improvement in our work-force incident rate, with 161 fewer people injured compared with 2003.”

     Patricia Woertz, executive vice president, Downstream, said business improvements in ChevronTexaco’s refining organization supplemented strong market conditions to deliver record performance and earnings. “In 2004 our refinery utilization rate was 2 percent higher than in 2003,” she said, adding that the company had been able to create additional value by improving operating efficiencies.

     Woertz said other important highlights in 2004 included ChevronTexaco regaining the right to market fuels in the United States under the Texaco brand, the Chevron fuel brand becoming the first in the United States and Canada to be named “TOP TIER” by four of the world’s leading automakers, and the signing of a preliminary agreement in China that will lead to the expansion of the Caltex brand there.

     George Kirkland, executive vice president, Upstream and Gas, told stockholders that ChevronTexaco had continued its series of recent exploration successes in 2004, with major discoveries in the U.S. Gulf of Mexico deep water, Western Australia, Venezuela, Thailand, Cambodia, the United Kingdom and the Angola/Republic of Congo unitization zone. “Last year, our exploratory program achieved a 57 percent success rate, compared with a 10-year industry average of 32 percent,” he said. Kirkland added that during the year the company also acquired new acreage in strategic areas around the world and achieved new production from fields in Angola, China, offshore Indonesia, Thailand and the United Kingdom.

     Kirkland provided an update on the company’s major upstream capital projects – Agbami in Nigeria, Tahiti in the U.S. Gulf of Mexico, Benguela Belize-Lobito Tomboco in Angola, the Tengizchevroil second generation plant/sour gas injection project in Kazakhstan; and the Greater Gorgon Area development in Australia. All five are on track to deliver significant new production to the company, he said: “These projects, when combined with our other capital projects, are expected to produce approximately 850,000 barrels per day by 2009.”

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     Focusing on natural gas, Kirkland outlined how ChevronTexaco has continued to make considerable progress toward building a high-impact, global natural gas organization by moving forward with its two major initiatives: a regionally focused liquefied natural gas (LNG) initiative designed to move natural gas to growing markets in North America and Asia, and a gas-to-liquids strategy in which natural gas is converted to ultraclean, high-performance transportation fuels. He concluded by referring to a number of specific milestones reached during the year, including regulatory approval for an LNG import terminal offshore Baja California, Mexico, and the signing of a 20-year agreement for regasification capacity at the proposed Sabine Pass LNG terminal in Louisiana, which will provide access to key U.S. Gulf Coast natural gas markets.

     Eight proposals were voted on by ChevronTexaco stockholders, and the preliminary report of the Inspector of Election is as follows:

Item 1: More than 1.7 billion shares, or about 94 percent of the votes cast, were voted for the 12 nominees for election to the board of directors.

Item 2: More than 1.8 billion shares, or about 97 percent of the votes cast, were voted to ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm.

Item 3: The stockholder proposal on directors’ compensation was defeated. Approximately 93 percent of the votes cast were voted against the proposal.

Item 4: The stockholder proposal on future use of executive severance agreements received about 56 percent of the votes cast in favor of the proposal.

Item 5: The stockholder proposal on stock option expensing received about 59 percent of the votes cast in favor of the proposal.

Item 6: The stockholder proposal on use of animal testing was defeated. Approximately 96 percent of the votes cast were voted against the proposal.

Item 7: The stockholder proposal to report on oil and gas drilling in protected and sensitive areas was defeated. Approximately 91 percent of the votes cast were voted against the proposal.

Item 8: The stockholder proposal to report on Ecuador was defeated. Approximately 91 percent of the votes cast were voted against the proposal.

     Final voting results will be reported in ChevronTexaco’s second quarter Form 10-Q, which will be filed with the Securities and Exchange Commission in August 2005. Specific information about the proposals before ChevronTexaco stockholders this year may be found in the Investor Relations section of the company’s website in the “Notice of the 2005 Annual Meeting and the 2005 Proxy Statement.”

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About ChevronTexaco

     ChevronTexaco Corporation is one of the world’s leading energy companies. With more than 47,000 employees, ChevronTexaco subsidiaries conduct business in approximately 180 countries around the world, producing and transporting crude oil and natural gas, and refining, marketing and distributing fuels and other energy products. ChevronTexaco is based in San Ramon, Calif. More information on ChevronTexaco is available at www.chevrontexaco.com.

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04/27/05

Contact:            Donald Campbell            +1 925 842 2589

Cautionary Statements Relevant to Forward-Looking Information for the Purpose of “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995.

This press release of ChevronTexaco Corporation contains forward-looking statements relating to ChevronTexaco’s operations that are based on management’s current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “projects,” “believes,” “seeks,” “estimates” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this release. Unless legally required, ChevronTexaco undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the factors that could cause actual results to differ materially are crude oil and natural gas prices; refining margins and marketing margins; chemicals prices and competitive conditions affecting supply and demand for aromatics, olefins and additives products; actions of competitors; the competitiveness of alternate energy sources or product substitutes; technological developments; the results of operations and financial condition of equity affiliates; the ability to successfully consummate the proposed acquisition of Unocal and successfully integrate the operations of both companies; inability or failure of the company’s joint-venture partners to fund their share of operations and development activities; potential failure to achieve expected net production from existing and future oil and gas development projects; potential delays in the development, construction or start-up of planned projects; potential disruption or interruption of the company’s net production or manufacturing facilities due to war, accidents, political events or severe weather; potential liability for remedial actions under existing or future environmental regulations and litigation; significant investment or product changes under existing or future environmental regulations (including, particularly, regulations and litigation dealing with gasoline composition and characteristics); potential liability resulting from pending or future litigation; the company’s ability to sell or dispose of assets or operations as expected; and the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies. In addition, such statements could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed herein also could have material adverse effects on forward-looking statements.

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Additional Information and Where to Find It

ChevronTexaco will file a Form S-4, Unocal will file a proxy statement and both companies will file other relevant documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by ChevronTexaco free of charge by contacting ChevronTexaco Comptroller’s Department, 6001 Bollinger Canyon Road – A3201, San Ramon, CA 94583-2324. You may obtain documents filed with the SEC by Unocal free of charge by contacting Unocal Stockholder Services at (800) 252-2233, 2141 Rosecrans Avenue, Suite 4000, El Segundo, CA 90245, e-mail: stockholder_services@unocal.com.

Interest of Certain Persons in the Merger

ChevronTexaco, Unocal, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Unocal’s stockholders in connection with the merger. Information about the directors and executive officers of ChevronTexaco and their ownership of ChevronTexaco stock is set forth in the proxy statement for ChevronTexaco’s 2005 Annual Meeting of Stockholders. Information about the directors and executive officers of Unocal and their ownership of Unocal stock is set forth in the proxy statement for Unocal’s 2005 Annual Meeting of Stockholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and proxy statement for the merger when they become available.

Investors should read the Form S-4 and proxy statement carefully when they become available before making any voting or investment decisions.